June 26, 2012

VIA EDGAR

Ms. Dana Hartz

Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eli Lilly and Company
File Number 001-06351

Dear Ms. Hartz:

Pursuant to our conversation on June 19, 2012, we will provide you with our response to your letter dated June 14, 2012 no later than July 12, 2012.

If that is not acceptable timing, please let me know as soon as possible so I can adjust the timing.

I can be reached at 317-276-2024.

Sincerely,

ELI LILLY AND COMPANY

/s/ Arnold C. Hanish
Arnold C. Hanish
Vice President, Finance and Chief Accounting Officer